Exhibit 9

Principal Officers:

Keith M. Braaten, P. Eng.
President & CEO
Jodi L. Anhorn, M.Sc., P. Eng.
Executive Vice President & COO

Officers / Vice Presidents:

Terry L. Aarsby, P. Eng.
Caralyn P. Bennett, P. Eng.
Leonard L. Herchen, P. Eng.
Myron J. Hladyshevsky, P. Eng.
Bryan M. Joa, P. Eng.
Mark Jobin, P. Geol.
John E. Keith, P. Eng.
John H. Stilling, P. Eng.
Douglas R. Sutton, P. Eng.
James H. Willmon, P. Eng.

LETTER OF CONSENT

Canadian Natural Resources Limited
2500, 855 - 2nd Street S.W.
Calgary, Alberta T2P 4J8

To Whom It May Concern:

We consent to the use of our report with respect to the reserves data of Canadian Natural Resources Limited included and incorporated by reference in its

(i)	Annual Report on Form 40-F for the year ended December 31, 2011; and,

(ii)	Registration Statement on Form F-9 (File No. 333-177401) filed with the Securities and Exchange Commission.

Yours very truly,

GLJ PETROLEUM CONSULTANTS LTD.

/s/ James H. Willmon
James H. Willmon, P. Eng.
Vice President

Dated: March 27, 2012
Calgary, Alberta
CANADA

4100, 400 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4H2 • (403) 266-9500 • Fax (403) 262-1855 • GLJPC.com